Microelectronics Technology Company

500 N. Rainbow Blvd

Suite 300

Las Vegas, NV 89107

Telephone - 702-221-1938

Tia L. Jenkins/Jamie Kessel

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

        August 15, 2014

Re: Microelectronics Technology Company

Form 10-K for the Fiscal Year ended June 30, 2013

Filed October 15, 2013

File No. 001-32984

Dear Tia L. Jenkins/Jamie Kessel,

This letter sets forth the initial response of Microelectronics Technology Company., (“MELY” or the “Company”) to the Staff’s comment letter dated June 27, 2014.

First and foremost the Company apologizes for the delay in its response, management was working from the understanding that communication had been initiated through corporate counsel regarding the requests in the letter dated July 27, 2014.  We apologize that this is not the case and have requested our auditors double their efforts to complete this task as quickly as possible.

Microelectronics is in receipt of the Securities and Exchange Commission’s comment letter dated June 27, 2014 and follow up voicemail. In requesting our past auditors approval, we discovered that our previous auditor is no longer authorized to issue auditors report, due to his resigning his license with the Public Company Accounting Oversight Board.  Therefore, the Company is now required to have our current auditor re-audit the former auditors work in order for the new auditor to give their auditors report for the year ended June 30, 2012, and 2013. The Company was working towards incorporating all of this work together in the end of year due on or before the end of September 2014. We apologize for the amount of time that this has taken thus far. Because our current auditors are a small firm and also preparing our 2014 Annual Report as well as other companies, we are requesting additional time to respond to the questions outlined in the SEC comment letter. The Company plans to answer the comments as quickly as possible.

In connection with the Company’s responding to the comments set forth in the June 27, 2014 letter, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microelectronics Technology Company

/s/Brett Everett

Name: Brett Everett

Title: Chief Executive Officer, Principal Financial Officer,

Principal Accounting Officer